

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

January 8, 2009

Mr. Tony Giardini
Chief Financial Officer
Ivanhoe Mines Ltd.
999 Canada Place, Suite 654
Vancouver, British Columbia, Canada V6C 3E1

> **Re: Ivanhoe Mines Ltd.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 001-32403**

Dear Mr. Giardini:

We have completed our review of your Form 40-F and related filings and have no further comments at this time.

Sincerely,

Karl Hiller
Branch Chief